Exhibit 15

The Board of Directors
Norfolk Southern Corporation:

Re: Registration Statement Nos. 33-52031, 333-60722, 333-71321, 333-100936 and 333-109069 on
       Form S-8 and 333-57872 and 333-57872-01 on Form S-3.

With respect to the subject registration statements, we acknowledge our awareness of the use therein of
our report dated October 28, 2003 related to our reviews of interim financial information.

Pursuant to Rule 436(c) under the Securities Act of 1933 (the Act), such report is not considered part of a
registration statement prepared or certified by an accountant, or a report prepared or certified by an
accountant within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG LLP
Norfolk, Virginia
October 30, 2003